June 29, 2023

VIA EDGAR

Irene Barberena-Meissner, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Webus International Ltd.

Amendment No. 2 to Registration Statement on Form F-1

Filed April 4, 2023

File No. 333-269684

Dear Ms. Barberena-Meissner,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 17, 2023, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting the Amendment No. 3 to the Registration Statement on Form F-1 (the “Amendment”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1. We note your disclosure here and elsewhere in your prospectus regarding the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, which you term the "New Overseas Listing Rules." As these Trial Measures became effective on March 31, 2023, please update your disclosure and disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

Response: In response to the Staff’s comment, the Company has updated the disclosures regarding the Trial Administrative Measures in the Amendment.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq. VCL Law LLP

cc:	Nan Zheng, Chief Executive Officer of Webus International Ltd.